Exhibit 99.1

LAKE SHORE GOLD PRODUCES 44,600 OUNCES IN FIRST QUARTER 2014

•	Gold production for the first quarter of 2014 of 44,600 ounces, almost double the 23,200 ounces produced in the first quarter of 2013

•	Total mill throughput of 283,800 tonnes, a 44% increase from the same quarter in 2013

•	Average grade of 5.1 grams per tonne, ahead of target levels and 34% higher than in the first quarter of 2013

•	Company on track for full-year 2014 production of 160,000 to 180,000 ounces of gold

•	Company repays approximately $3.7 million of debt in first quarter 2014 and makes $3.2 million interest payment on convertible debentures at end of March

•	Cash and bullion of approximately $41.0 million at April 3, 2014.

TORONTO, ONTARIO -- (Marketwired – April 3, 2014) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced details of the Company’s operating results for the first quarter of 2014. A total of 44,600 ounces of gold was produced, an increase of 92% from the first quarter of 2013. Mill throughput during the first quarter of 2014 totaled 283,800 tonnes at an average grade of 5.1 grams per tonne with average mill recoveries of 96.6%. Total gold poured for the first quarter of 2014 totaled 45,700 ounces, while gold sales totaled 42,900 ounces at an average price of US$1,294 per ounce. The Company’s current cash and bullion totals approximately $41.0 million.
	Q1/14	Q1/13	Q4/13
Tonnes milled	283,800	197,600	321,800
Average recovery (%)	96.6	95.6	96.3
Average grade (grams per tonne)	5.1	3.8	5.2
Gold Ounces
Production	44,600	23,200	51,700
Poured	45,700	20,530	51,400
Sales	42,900	26,100	49,600
Gold price (US$ per ounce)	1,294	1,630	1,261
Gold price ($ per ounce)	1,430	1,642	1,328

Tony Makuch, President and CEO of Lake Shore Gold, commented: “The strong momentum we carried through the end of 2013 continued in the first quarter of 2014. Our production of 44,600 ounces exceeded our plan for the quarter, our grades continued to average over 5.0 grams per tonne and our average mill throughput remained well above 3,000 tonnes per day despite severe winter conditions and a scheduled four-day maintenance shutdown in March.  We continued to build our cash position, with cash and bullion currently totaling approximately $41.0 million compared to $34.0 million at the end of 2013. During the quarter, we repaid approximately $3.7 million of debt and, at the end of March, made a $3.2 million interest payment on our convertible debentures. Coming out of the first quarter we are well positioned to achieve our production guidance for the year of between 160,000 and 180,000 ounces of gold and to continue to build our cash position at the same time that we are repaying our debt, with total repayments during the year expected to total between $20 and $25 million.”

Details of the Company’s financial performance, including capital and operating costs, will be included in its first quarter 2014 financial results to be released on Wednesday, May 7, 2014 before the market opens. The Company’s Annual General Meeting (“AGM”) of shareholders will be held on the same day at 10:00 am EST at the TMX Broadcast Centre in Toronto, Ontario. A webcast of the AGM will be available on the Company’s website at www.lsgold.com.

Qualified Person

Scientific and technical information contained in this press release related to reserves has been reviewed and approved by Dan Gagnon, P.Geo., Senior Vice-President, Operations, and Natasha Vaz, P.Eng., Vice-President, Technical Services, both of whom are employees of Lake Shore Gold Corp., and “qualified persons” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Scientific and technical information related to resources, drilling and all matters involving mine production geology contained in this press release, or source material for this press release, was reviewed and approved by Eric Kallio, P.Geo., Vice-President, Exploration. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a “qualified person” as defined by NI 43-101.

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and ot her regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com